BUFFALO GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

September 30, 2007

-

NOTICE TO READER

These unaudited consolidated financial statements for the third financial quarter ended September 30, 2007 have not been reviewed by our auditors, Davidson & Company LLP, Chartered Accountants. They have been prepared by Buffalo Gold Ltd.'s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years except for the adoption of a new accounting policy as described in note 3. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2006.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

	September 30, 2007	December 31, 2006
Assets		
Current		
Cash and cash equivalents	$ 1,011,301	$ 1,368,597
Receivables	131,836	137,027
Marketable securities (note 4)	1,474,479	18,917,296
Prepaid expenses	72,571	70,438
	2,690,187	20,493,358
Deposits	88,235	87,990
Equipment (note 5)	29,180	35,203
Equity investment (note 6)	5,063,981	-
Exploration properties (note 7)	26,740,556	8,205,245
	$ 34,612,139	$ 28,821,796
Liabilities And Shareholders' Equity		
Current		
Accounts payable and accrued liabilities (note 11)	$ 737,766	$ 916,136
Amounts due to shareholders	6,272	6,272
Future income taxes	1,614,457	1,857,000
	2,358,495	2,779,408
Shareholders' Equity		
Share capital (note 8)		
Authorized		
Unlimited common shares without par value		
Issued		
67,435,643 (2006 – 45,784,337) common shares	59,194,004	40,045,572
Share subscriptions received	10,010	-
Contributed surplus	5,797,010	5,990,160
Accumulated other comprehensive loss	(1,166,248)	-
Deficit	(31,581,132)	(19,993,344)
	32,253,644	26,042,388
	$ 34,612,139	$ 28,821,796

Going concern (note 2)
Subsequent events (note 14)

On behalf of the board of directors:

"Doug Turnbull"   "James Stewart"
Doug Turnbull   Director   _James Stewart_   Director

The accompanying notes are an integral part of these consolidated financial statements.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
Exploration expenses (note 7)	$ 1,369,341	$ 1,730,908	$ 7,971,044	$ 4,400,740
Administrative expenses				
Amortization	3,312	5,879	10,050	11,386
Consulting fees (note 11)	328,217	183,676	670,946	537,152
Investor relations	71,828	289,890	356,101	527,876
Property evaluation and due diligence	5,519	-	5,519	10,000
Listing, filing and transfer fees	9,115	329	69,162	57,035
Office and miscellaneous	16,443	32,654	49,954	112,920
Professional fees (note 11)	73,704	32,295	236,200	184,340
Rent (note 11)	31,302	10,536	88,063	46,287
Salaries	25,186	35,494	67,358	35,494
Stock-based compensation (note 9)	-	2,668,000	-	3,883,000
Travel and promotion	90,277	96,986	283,981	310,128
	654,903	3,355,739	1,837,334	5,715,618
Loss before other items and income taxes	(2,024,244)	(5,086,647)	(9,808,378)	(10,116,358)
Other Items				
Exploration property write-off (note 7)	-	-	(101,589)	(37,001)
Write-down of marketable securities	-	(23,173)	-	(108,111)
Loss on sale of marketable securities	(1,065,960)	-	(1,065,960)	(828,058)
Equity loss in subsidiary	(572,659)	-	(572,659)	-
Recovery of property evaluation costs	-	-	-	53,882
Other income	769	-	1,584	-
Foreign exchange	14,399	(3,221)	(452,916)	(3,271)
Interest income	15,719	9,191	232,047	14,257
Loss before income taxes	(3,631,976)	-	(11,767,871)	(10,196,602)
Income tax recovery	52,509	-	180,083	-
Loss for the period	(3,579,467)	$ (5,103,850)	(11,587,788)	$ (10,196,602)
Other comprehensive income (loss)				
Change in unrealized loss on marketable securities	740,027		(1,166,248)	
Comprehensive loss for the period	$ (2,839,440)		$ (12,754,036)	
Loss per share, basic and fully diluted	$ (0.05)	$ (0.16)	$ (0.19)	$ (0.36)
Weighted average number of shares outstanding				
Basic and fully diluted	67,435,643	32,192,256	60,836,851	28,334,545

The accompanying notes are an integral part of these consolidated financial statements.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

		Three Months Ended September 30		Nine Months Ended September 30	
		2007	2006	2007	2006
Cash Flows Used In Operating Activities					
Loss for the period	$	(3,579,467) $	(5,103,850) $	(11,587,788) $	(10,196,602)
Items not involving cash					
Stock-based compensation		-	2,668,000	-	3,883,000
Exploration property write-off		-	-	101,589	37,001
Write-down of marketable securities		-	23,173	-	108,111
Unrealized foreign exchange loss (gain)		(5,328)		682,483	
Loss (gain) on sale of marketable securities		1,065,960	-	1,065,960	-
Future income taxes		(52,509)	-	(180,083)	-
Equity loss in subsidiary		572,659	-	572,659	-
Amortization		3,312	5,879	10,050	11,386
Changes in non-cash working capital items:					
Decrease (increase) in receivables		(42,411)	23,175	2,201	(1,442)
Decrease (increase) in prepaid expenses		(55,489)	(31,052)	(6,273)	(168,042)
Increase (decrease) in accounts payable and accrued liabilities		66,356	(100,732)	(167,652)	456,881
Net cash used in operating activities		(2,026,917)	(2,515,407)	(9,506,854)	(5,869,707)
Cash Flows Provided by Financing Activities					
Private placement		-	-	-	
Issuance of shares for cash		-	24,277,942	276,709	28,725,454
Stock option exercises		-	-	-	-
Decrease (increase) in deferred issue costs		-	-	-	-
Share issue costs		-	(1,504,330)	5,072	(1,808,548)
Share subscriptions received		10,010	-	10,010	19,000
Net cash provided by financing activities		10,010	22,773,612	291,791	26,935,906
Cash Flows Provided by (Used in) Investing Activities					
Equipment purchases		-	(35,437)	(3,538)	(72,753)
Purchase of marketable securities		-	(774)	(2,652,390)	(319,773)
Sale of marketable securities		741,385	-	17,183,694	-
Purchase of equity investments		-	-	(5,636,640)	-
Acquisition of subsidiary		-	-	(6,105)	(103,528)
Deposit		7,632	-	(1,584)	-
Deferred acquisition costs		-	-	-	(43,175)
Advances to subsidiary before acquisition		-	-	-	(8,357)
Cash acquired on purchase of subsidiaries		-	-	61,827	50,844
Advances to subsidiary before acquisition		-	-	(12,323)	-
Acquisition of exploration properties		-	(100,000)	-	(734,584)
Net cash provided by (used in) investing activities		749,017	(136,211)	8,932,941	(1,231,326)
Effect of exchange rates on cash		(38,794)		(92,824)	-
Change in cash and cash equivalents during period		(1,306,684)	20,121,994	(357,296)	19,834,873
Cash and cash equivalents, beginning of period		2,317,985	3,254,587	1,368,597	3,541,708
Cash and cash equivalents, end of period	$	1,011,301 $	23,376,581 $	1,011,301 $	23,376,581
Cash and cash equivalents comprises:					
Cash	$	1,011,301 $	2,478,956 $	1,011,301 $	2,478,956
Bonds with an original maturity of less than 90 days		-	20,897,625	-	20,897,625
	$	1,011,301 $	23,376,581 $	1,011,301 $	23,376,581

Supplemental disclosure with respect to cash flows (note 13)

The accompanying notes are an integral part of these consolidated financial statements.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

	Number of shares	Share capital	Share subscriptions received	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
Balance December 31, 2005	22,417,457	$ 8,746,104	$ -	$ 909,000	$ -	$ (6,322,129)	$ 3,332,975
Acquisition of Gold FX	4,000,000	4,820,000	-	-	-	-	4,820,000
Purchase of Hannah 1	50,000	77,145	-	-	-	-	77,145
Purchase of Murphy / Canon	73,592	175,900	-	-	-	-	175,900
Stock option award	-	-	-	3,883,000	-	-	3,883,000
Private placement, April 2006	3,565,000	4,099,750	-	-	-	-	4,099,750
Offering costs – cash	-	(288,647)	-	-	-	-	(288,647)
Offering costs – non-cash	45,000	(284,000)	-	284,000	-	-	-
Private placement, September 2006	11,428,700	22,182,097	-	-	-	-	22,182,097
Offering costs – cash	-	(1,549,817)	-	-	-	-	(1,549,817)
Offering costs – non-cash	-	(1,688,000)	-	1,688,000	-	-	-
Exercise of share purchase warrants – cash	3,925,290	2,542,504	-	-	-	-	2,542,504
Exercise of share purchase warrants – non-cash	-	347,050	-	(347,050)	-	-	-
Exercise of stock options – cash	918,500	438,695	-	-	-	-	438,695
Exercise of stock options – non-cash	-	426,790	-	(426,790)	-	-	-
Net loss for the year	-	-	-	-	-	(13,671,215)	(13,671,215)
Balance, December 31, 2006	46,423,539	40,045,571	-	5,990,160	-	(19,993,344)	26,042,387
Issuance of shares to Longview (note 8)	17,000,000	15,298,000	-	-	-	-	15,298,000
Issuance of shares to Madison (note 8)	3,521,648	3,375,502	-	-	-	-	3,375,502
Share subscriptions received	-	-	10,010	-	-	-	10,010
Exercise of share purchase warrants – cash	215,456	163,430	-	-	-	-	163,430
Fair value of share purchase warrants	-	82,712	-	(82,712)	-	-	-
Exercise of stock options – cash	275,000	113,279	-	-	-	-	113,279
Fair value of options exercised	-	110,438	-	(110,438)	-	-	-
Share issue costs reimbursement	-	5,072	-	-	-	-	5,072
Comprehensive income (loss)							
Unrealized loss on marketable securities	-	-	-	-	(1,166,248)	-	(1,166,248)
Loss for the period	-	-	-	-	-	(11,587,788)	(11,587,788)
Balance, September 30, 2007	67,435,643	$ 59,194,004	$ 10,010	$ 5,797,010	$ (1,166,248)	$ (31,581,132)	$ 32,253,644

The accompanying notes are an integral part of these consolidated financial statements.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Nine Months Ended September 30, 2007
(Unaudited, Prepared by Management)

1.   **BASIS OF PRESENTATION**

These consolidated financial statements are those of Buffalo Gold Ltd., its wholly-owned subsidiaries Buffalo PNG Ltd., Canon Investments Pty. Ltd., Gold FX Limited ("Gold FX") and Gold Finance and Exploration Pty. Limited and its 60%-owned subsidiary Madison Enterprises (PNG) Ltd. ("Madison PNG") Collectively, they are referred to as "the Company".

Buffalo Gold Ltd. is an Alberta Corporation engaged in the acquisition, exploration, management, and development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. To date, the Company has not earned any revenues and is considered to be in the exploration stage. The Company's shares are listed on the TSX Venture Exchange and, accordingly, the Company is subject to restrictions on share issuances and certain types of payments as set out in TSX Venture Exchange policies. The Company's shares are also listed on the Over the Counter market ("OTC") in the United States and the Frankfurt Stock Exchange in Germany.

The accompanying unaudited consolidated financial statements do not include all information and note disclosures required for an annual set of financial statements under Canadian generally accepted accounting principles ("Canadian GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows as at September 30, 2007 and for all comparative periods presented, have been included. Interim results for the period ended September 30, 2007 are not necessarily indicative of the results that may be expected for the fiscal year as a whole. These unaudited consolidated financial statements should be read in conjunction with the financial statements and notes for the fiscal year ended December 31, 2006. The accounting principles applied in these interim consolidated financial statements are consistent with those applied in the annual financial statements, except for the adoption of a new accounting policy as described in note 3.

These consolidated financial statements have been prepared in accordance with Canadian GAAP for interim financial information.

2.   **GOING CONCERN**

These consolidated financial statements have been prepared in accordance with Canadian GAAP and the ongoing assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, certain conditions exist, which raise substantial doubt about the Company's ability to continue as a going concern. In particular, the Company has a history of operating losses and while it has working capital of $1,952,421 (December 31, 2006 - $19,577,222), it intends to undertake exploration programs that will require further funds. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Nine Months Ended September 30, 2007
(Unaudited, Prepared by Management)

3.   **ADOPTION OF ACCOUNTING POLICIES**

New Accounting Standards

On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 1530 "Comprehensive Income", Section 3251 "Equity", Section 3855 "Financial Instruments - Recognition and Measurement" and Section 3861 "Financial Instruments - Disclosure and Presentation",

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income comprises items recognized in comprehensive income, but excluded from net income calculated in accordance with Canadian GAAP.

Section 3855 establishes standards for measuring and recognizing financial assets and financial liabilities and non-financial derivatives in the balance sheet. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is sold or impaired at which time the amounts would be recorded in net earnings; non-financial derivatives are measured at fair value with changes in fair value recorded in net earnings unless cash flow hedge accounting is applied, in which cash changes in fair value are recorded in other comprehensive income.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

Upon adoption of these new standards, the Company classified its cash and cash equivalents and deposits as held-for-trading, which are measured at fair value; accounts receivable and sundry receivables as loans and receivables, which are measured at amortized cost and marketable securities as "available for sale", which are measured at fair value; accounts payable, accrued liabilities and amounts due to shareholders are classified as other financial liabilities, which are measured at amortized cost. As required, prior periods have not been revised. Adoption of these new standards did not have a material effect on the Company's financial position at January 1, 2007.

Investment in Kinbauri Gold Corp.

Effective June 29, 2007, the Company acquired a 25.8% interest in Kinbauri Gold Corp. ("Kinbauri") (note 7). The Company is able to exert significant influence over, but does not control, Kinbauri. Accordingly, the Company accounts for its investment on the equity basis under which the investment is initially recorded at cost and the carrying value is adjusted to include the Company's pro rata share of post-acquisition earnings or loss of the investee. The amount of the adjustment is included in the determination of net loss by the Company. The investment account of the Company is also increased or decreased to reflect the Company's share of capital transactions and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

Madison Enterprises (PNG) Ltd.

The Company has not recorded any minority interest in its 60% ownership of Madison PNG (see note 8) as this ownership percentage represents only the profit sharing and working interest and the minority partner is not responsible for any of the associated costs. As at September 30, 2007 Madison PNG was still in the exploration stage and had not generated any revenue.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Nine Months Ended September 30, 2007
(Unaudited, Prepared by Management)

4.   **MARKETABLE SECURITIES**

At September 30, 2007, the Company held the following available-for-sale securities:

		Cost	Carrying Value
Madison Minerals Inc.	Common shares	$ 1,405,144	$ 501,840
Solomon Gold plc	Common shares	318,999	73,279
Eldore Mining Corporation	Common shares	93,350	94,837
AMI Resources Inc.	Common shares	670,782	462,560
Gold Aura	Common shares	390,628	341,963
		$ 2,878,903	$ 1,474,479

At December 31, 2006, the Company held the following marketable securities:

		Cost	Market Value	Carrying Value
Madison Minerals Inc.	Common shares	$ 1,835,899	$ 1,585,220	$ 1,585,220
Solomon Gold plc	Common shares	318,989	178,027	178,027
Crescent Gold Limited	Common shares	26,835	25,465	25,465
General Electric	Bond	6,717,467	7,086,272	7,086,272
Bank of Montreal	Bond	9,525,167	10,042,312	10,042,312
		$ 18,424,357	$ 18,917,296	$ 18,917,296

The carrying value of the bonds at December 31, 2006 includes accrued interest of $198,139 and unrealized foreign exchange gain of $687,811.

5.   **EQUIPMENT**

	September 30, 2007			December 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer equipment	$ 21,095	$ 9,074	$ 12,021	$ 13,390
Computer software	29,580	20,131	9,449	14,578
Radio	622	301	321	414
Other equipment	8,857	2,870	5,987	6,821
Furniture and fixtures	1,502	100	1,402	-
	$ 61,656	$ 2,476	$ 29,180	$ 35,203

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Nine Months Ended September 30, 2007
(Unaudited, Prepared by Management)

6. EQUITY INVESTMENT

In March and April 2007, the Company subscribed for 11,000,000 subscription receipts convertible into units of Kinbauri at $0.50 per unit for total consideration of $5,500,000. The funds were held in escrow pending receipt of TSX Venture Exchange approval of the acquisition by Kinbauri of certain mines and exploration properties. Following that approval, the subscription receipts converted to units at that date, with each unit consisting of one common share and one-half common share purchase warrant, with each whole warrant exercisable into one common share at $0.70 per share for 18 months. The warrants did not have any intrinsic value at the date the subscription receipts converted. The Company acquired 186,000 common shares of Kinbauri at a cost of $136,640 in the stock market.

At September 30, 2007 Company held 25.8% of the issued common shares of Kinbauri. The Company's equity in the loss of Kinbauri for the three months ended September 30, 2007 was $572,659.

7. EXPLORATION PROPERTIES

The changes in the cost of the Company's exploration properties were:

	Papua New Guinea Mt. Kare	Gold FX Properties	Murphy Ridge	Hannah 1	Total
		Australia			
Balance, December 31, 2006	$ 895,973	$ 6,944,283	$ 263,400	$ 101,589	$ 8,205,245
Option payment	15,298,000	-	-	-	15,298,000
Acquisition	3,332,795	-	-	-	3,332,795
Legal costs of purchase	6,105	-	-	-	6,105
Write off	-	-	-	(101,589)	(101,589)
Balance, September 30, 2007	$19,532,873	$ 6,944,283	$ 263,400	$ -	$ 26,740,556

The Company incurred exploration expenses as follows in the nine months ended September 30, 2007:

	Mt. Kare	Corridors	Murphy Ridge	Hannah 1	Maureen	Other Australia	Total
Drilling	$ 1,969,139	$ 86,042	$ -	$ -	$ -	$ 9,044	$ 2,064,225
Geological	1,017,526	47,112	15,786	-	3,100	37,002	1,120,526
Communications	180,484	-	-	-	-	-	180,484
Helicopter	2,125,759	-	-	-	-	-	2,125,759
Salaries	429,003	-	-	-	-	-	429,003
Fuel	293,377	-	-	-	-	-	293,377
Land use permits	-	36,900	15,490	-	152,477	27,666	232,533
Accommodation and meals	244,237	-	-	-	-	-	244,237
Automotive	291,895	-	-	-	-	-	291,895
Legal fees	118,167	-	-	-	-	-	118,167
Travel	140,094	-	-	-	-	-	140,094
Consulting	436,091	-	6,376	-	1,958	68,490	512,915
General	217,829	-	-	-	-	-	217,829
	$ 7,463,601	$170,054	$ 37,652	$ -	$ 157,535	$ 142,202	$ 7,971,044

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Nine Months Ended September 30, 2007
(Unaudited, Prepared by Management)

7. **EXPLORATION PROPERTIES** (Continued)

The Company incurred exploration expenses as follows in the nine months ended September 30, 2006:

	Mt. Kare	Gold FX	Red Property	Hannah 1	Total
Drilling	$ 898,812	$ 29,603	$ -	$ 48,768	$ 977,183
Geological	250,473	8,277	8,316	5,472	272,538
Communications	73,363	-	-	-	73,363
Helicopter	1,201,273	-	-	-	1,201,273
Salaries	106,757	-	-	-	106,757
Fuel	324,378	-	-	-	324,378
Land use permits	-	93,247	-	-	93,247
Accommodation and meals	172,013	-	-	-	172,013
Automotive	165,866	-	-	-	165,866
Legal fees	69,089	-	-	-	69,089
Travel	105,607	-	-	-	105,607
Consulting	574,047	43,205	-	-	617,252
Equipment	-	-	-	-	-
General	212,613	9,561	-	-	222,174
	$ 4,154,291	$ 183,893	$ 8,316	$ 54,240	$ 4,400,740

Mt. Kare

In March 2007, the Company issued 17,000,000 common shares to Longview Capital Partners Limited ("Longview") further to its agreement with Longview and Madison Minerals Inc. ("Madison").

In June 2007 Buffalo, Longview and Madison amended the basis on which Buffalo could acquire various interests in the Mt. Kare property. As a result, the Company acquired a 60% interest in Madison PNG (which owns a 90% interest in the Mt. Kare Property) by making a payment of $500,000 (settled through the issuance of 521,648 common shares) and issuing a further 3,000,000 common shares. The value of the common shares was $3,375,502. The Company allocated the purchase price as follows:

Cash	$	57,786
Exploration property		3,332,794
Accounts payable		(2,755)
Due to Buffalo Gold Ltd.		(12,323)
Purchase price	$	3,375,502

The Company may increase its interest to 75% by completing a bankable feasibility study within four years of signing a definitive agreement. The Company is entitled to a one-year extension if it actively carries out exploration work at Mt. Kare and works towards the bankable feasibility study, spending at least $500,000 in each year of the four-year period. After the Company has earned a 75% interest, it may acquire the remaining 25% at fair market value.

Australian Uranium Properties

In August 2007, the Company entered into an agreement to transfer all of its Australian uranium assets to Bondi Mining Ltd. ("Bondi") in exchange for a 44% stake in that company. Under the terms of the arrangement, Bondi acquires 100% of the Company's Australian uranium portfolio, in the Northern Territory and Queensland. At September 30, 2007, the net book value of the Company's Australian uranium properties was $3,086,348. In consideration for acquisition of the portfolio, Bondi Mining will issue 25,000,000 fully paid ordinary shares to the Company along with options to subscribe for 5,000,000 ordinary shares at $0.60 per share with an exercise period expiring in August 2009. This transaction closed on November 16, 2007 (note 14).

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Nine Months Ended September 30, 2007
(Unaudited, Prepared by Management)

8.   **SHARE CAPITAL**

Share issuances:

(a)   In March 2007, the Company issued 17,000,000 common shares to Longview as consideration in respect of the Mt. Kare Property (note 7). The shares had a value of US$1.40 per share, being the closing price on the date of issue, for an aggregate value of $15,298,000.

(b)   In June 2007, the Company issued 3,521,648 common shares to Madison as consideration in respect of the Mt. Kare Property (note 7). The shares had a value of US$0.96 per share, for an aggregate value of $3,375,502.

(c)   In the nine months ended September 30, 2007, the Company generated $113,279 from the exercise of 275,000 stock options exercisable at between US$0.35 and US$0.45 per share. The Company received a further $10,010 in respect of the exercise of stock options, but the shares were not issued until after September 30, 2007.

(d)   In the nine months ended September 30, 2007, the Company generated $163,430 from the exercise of 215,456 share purchase warrants at prices between US$0.50 per share and US$1.25 per share.

The 17,000,000 common shares issued to Longview are subject to escrow and will be released from escrow over 18 months commencing June 28, 2007.

Date	Number of Shares
June 28, 2007 (released)	4,250,000
December 28, 2007	4,250,000
June 28, 2008	4,250,000
December 28, 2008	4,250,000
	17,000,000

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Nine Months Ended September 30, 2007
(Unaudited, Prepared by Management)

9.   **STOCK OPTIONS**

The Company has an incentive stock option plan (the "Plan") to grant options to directors, officers, employees and consultants of the Company. The maximum number of shares reserved for issuance under the Plan may not exceed 10% of the issued share capital of the Company. Under the Plan, the exercise price of each option may not be less than the market price of the Company's shares at the date of grant. Options granted under the Plan have a term not to exceed five years.

The change in stock options outstanding is as follows:

	September 30, 2007		September 30, 2006	
	Stock Options Outstanding	Weighted Average Exercise Price	Stock Options Outstanding	Weighted Average Exercise Price
At January 1	3,698,500	US$1.14	1,737,000	US$0.43
Granted	-	-	2,855,000	US$1.49
Exercised	(275,000)	US$0.35	(593,500)	US$0.42
Expired or forfeited	-	-	-	-
Balance, at September 30	3,423,500	US$1.20	3,998,500	US$1.18

Stock-based compensation

In the nine months ended September 30, 2007, the Company did not award options to purchase common shares (2006 – 2,855,000) and recorded stock-based compensation expense of $nil (2006 - $3,884,000). The weighted average fair value of each option granted for the nine months ended September 30, 2007 was $nil (2006 - $1.52). The following weighted average assumptions were used for the Black-Scholes option-pricing model used to value stock options granted in 2006:

	2006
Risk-free interest rate	4.1%
Expected life of options	3.9 years
Annualized volatility	143%
Dividend rate	0%

A summary of stock options outstanding at September 30, 2007 is as follows:

Exercise Price	Outstanding Options			Exercisable Options	
	Number	Weighted Average Remaining Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
US$0.35 - US$0.70	843,500	2.45 years	US$ 0.39	843,500	US$ 0.39
US$0.71 - US$1.50	1,390,000	3.07 years	US$ 0.94	1,390,000	US$ 0.94
US$1.51 - US$2.08	1,190,000	3.99 years	US$ 2.08	1,190,000	US$ 2.08
	3,423,500	3.04 years	US$ 1.20	3,423,500	US$ 1.20

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Nine Months Ended September 30, 2007
(Unaudited, Prepared by Management)

10. WARRANTS

At September 30, 2007, the following stock purchase warrants were outstanding:

Number of Financing Warrants	Number of Broker Warrants	Exercise Price	Expiry Date
1,748,250	47,375	US$0.50	December 7, 2007
1,552,500	159,584	US$1.25	April 3, 2008
-	1,137,870	US$2.10	September 25, 2008
5,714,350	-	US$2.25	September 25, 2008
9,015,100	1,344,829		

The change in share purchase warrants outstanding is as follows:

	Financing Warrants		Broker Warrants	
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price
At January 1, 2007	9,177,600	US$ 1.72	1,397,786	US$ 1.90
Issued	-	-	-	-
Expired	-	-	-	-
Exercised	(162,500)	US$ 0.56	(52,957)	US$ 0.94
At September 30, 2007	9,015,100	US$ 1.74	1,344,829	US$ 1.94

11. RELATED PARTY TRANSACTIONS

The Company incurred the following expenses with consulting and legal firms controlled by directors, and officers:

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
Consulting fees	$ 108,249	$ 72,000	$ 426,247	$ 135,250
Professional fees	30,000	30,000	90,000	85,000
Exploration costs	123,571	-	216,635	-
Administration fees	-	11,379	-	16,973
Investor relations fees	38,888	37,500	116,456	37,500
Rent	10,800	10,800	32,400	12,975
	$ 331,508	$ 161,679	$ 881,738	$ 287,698

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Nine Months Ended September 30, 2007
(Unaudited, Prepared by Management)

12.   RELATED PARTY TRANSACTIONS (Continued)

During the nine months ended September 30, 2007, the Company made option payments in respect of the Mt. Kare property of (1) $nil (2006 - $150,000) to Longview, which is controlled by an officer and director of the Company and (2) of $3,375,502 (2006 - $450,000) to Madison, which has a director in common with the Company. During the nine months ended September 30, 2007, the Company also issued 17,000,000 common shares to Longview with a value of $15,298,000 in respect of Mt. Kare (notes 7 and 8).

In January 2007, the Company acquired 1,700,000 common shares of Madison at a cost of $1,445,000 from Longview Capital Partners Incorporated, which has a director and officer in common with the Company.

Included in accounts payable at September 30, 2007 is $162,500 (December 31, 2006 - $277,402) due to officers, directors and consulting companies and a law firm in which officers or directors hold an interest.

Except for the purchase of the common shares of Madison Minerals Inc., these transactions were in the normal course of operations. These transactions were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12.   RECLASSIFICATION

Certain 2006 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2007.

13.   SUPPLEMENTAL CASH FLOW INFORMATION WITH RESPECT TO CASH FLOWS

The Company did not incur any cash expenditures in respect of interest paid or income taxes in the nine-month periods ended September 30, 2007 or September 30, 2006.

The significant non-cash transactions for the nine months ended September 30, 2007 consisted of the Company:

a)   issuing 17,000,000 common shares with a value of $15,298,000 in connection with the purchase of an interest in Madison PNG and the Mt. Kare Property (notes 7 and 8);

b)   issuing 3,521,648 common shares with a value of $3,375,502 in connection with the purchase an interest in Madison PNG and the Mt. Kare Property (notes 7 and 8);

The significant non-cash transactions for the nine months ended September 30, 2006 consisted of the Company:

a)   issuing 4,000,000 common shares with a value of $4,820,000 in connection with the purchase of Gold FX; and

b)   issuing 45,000 units at a value of $52,515 as a corporate finance fee and 356,500 broker warrants at a value of $284,000 as part of a private placement.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Nine Months Ended September 30, 2007
(Unaudited, Prepared by Management)

14. **SUBSEQUENT EVENTS**

(a) On October 26, 2007, the Company and Sargold Resource Corporation ("Sargold") merged and all outstanding securities of Sargold were exchanged for corresponding securities of Buffalo. Under the terms of the transaction, holders of Sargold securities received one common share, common share purchase warrant or option of Buffalo in exchange for each 3.5 Sargold common shares, common share purchase warrants or options which they held immediately prior October 26, 2007.

In conjunction with the merger, the Company issued, or will issue, 21,597,976 common shares; 1,638,762 stock options; and 6,492,858 share purchase warrants. The transaction will be accounted for using the purchase method, but the Company has not yet determined the final purchase price. Over the coming months the Company will finalize the quantum and allocation of the purchase price based on independent appraisals, discounted cash flows, quoted market prices and management estimates.

(b) On November 1, 2007, the Company sold the Lodestone Mountain property, which was owned by Sargold, for one dollar.

(c) On November 16, 2007, the Company completed the sale of its uranium assets to Bondi. See note 7 for further particulars.

(d) In November 2007, the Company borrowed $150,000 from Kyoto Planet Group Inc. and $450,000 from Longview Capital Partners Incorporated, both companies with a director in common with Buffalo. The loans are due on demand and bear interest at 8% per year.

BUFFALO GOLD LTD.
FORM 51-102F1
MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2007

The following discussion and analysis, prepared as of November 28, 2007, should be read together with the unaudited consolidated financial statements for the quarter ended September 30, 2007 and related notes, and the audited financial statements for the year ended December 31, 2006 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). All financial amounts are stated in Canadian dollars unless otherwise indicated.

Management's discussion and analysis contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of the Company. Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company's business and the availability and terms of financing. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information regarding the Buffalo Gold Ltd. ("Buffalo" or the "Company") is available on SEDAR at www.sedar.com.

BUSINESS OF THE COMPANY

OVERVIEW

Buffalo is in the business of the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. At that stage, the Company's operations are dependent on the prevailing market prices for the minerals produced by such operations.

During the period ended September 30, 2007, the Company was engaged in developing and implementing drilling programs for the Mt. Kare and Corridors properties in Papua New Guinea and Australia, respectively, and in field exploration programs for its gold and Ni-Cu-PGE projects in Australia. Earlier in 2007, the Company undertook exploration activities on its uranium properties but suspended these activities on signing a letter of intent to sell these properties. Effective October 26, 2007, the Company assumed control of a gold mine and exploration properties in Sardinia, Italy (see "Sargold Merger" below).

At September 30, 2007, the Company had cash and cash equivalents of $1,011,301. Since that date, the Company has continued spending on its projects and currently has minimal cash on hand. The Company is currently seeking additional financing, but there can be no assurance that it will be successful in doing so.

The more significant events in the Company's recent history are:

- In March 2007, the Company signed a letter of intent to merge with Dynasty Gold Corp. In April 2007, following due diligence, the Company's board of directors concluded that the acquisition of Dynasty Gold Corp. would not fulfil the Company's objective of becoming a near term gold producer and terminated the letter of intent accordingly.

- In March 2007, the Company issued 17,000,000 common shares to Longview Capital Partners Limited ("Longview") as consideration for the purchase of the Company's interest in the Mt. Kare Property. The common shares are subject to escrow and will be released from escrow over an 18-month period.

- In March and April 2007, the Company subscribed for 11,000,000 subscription receipts (convertible into one common share and one half-share purchase warrant) of Kinbauri Gold Corp. ("Kinbauri") at a cost of $5,500,000. The Company also bought 186,000 shares of Kinbauri in the stock market. The subscription receipts converted to units effective June 29, 2007 and at September 30, 2007 the Company held a 25.8% interest in Kinbauri.

- In March and April 2007, the Company acquired 4,668,000 shares of Gold Aura Ltd., representing a 4.9% ownership position, at a cost of $391,000. Gold Aura Ltd. is a gold exploration company and its shares are traded on the Australian Stock Exchange.

- In June 2007, the Company amended the terms of its agreement to acquire up to a 90% interest in exploration license EL 1093 on the Mt. Kare Property and increased its ownership percentage in the property to 54% through the issuance of 3,521,648 common shares (see below).

- In July 2007, the Company successfully renewed its existing exploration license at Mt. Kare and was also granted a new license for adjoining lands.

- In July 2007, the Company and Sargold Resource Corporation ("Sargold") signed a letter of intent, subsequently superseded by a definitive agreement, to enter into a friendly merger in which all outstanding securities of Sargold will be exchanged for corresponding securities of Buffalo. This transaction closed on October 26, 2007 (see below *Sargold Merger*).

- In August 2007, Bondi Mining Ltd. ("Bondi"), through Buffalo's wholly-owned Australian subsidiary, Murphy Uranium Pty Ltd. ("Murphy Uranium"), acquired the uranium rights to an area of interest at Newcrest Operations Limited's ("Newcrest") Mt. Hogan Project in Queensland. The property was acquired through a concurrent rights deed between Newcrest and Murphy Uranium. Newcrest's parent company, Newcrest Mining Ltd., is Australia's largest gold mining company and ranks in the top ten gold producers globally. Murphy Uranium is the unlisted subsidiary of Buffalo to be sold to Bondi as part of the previously announced letter of intent where Bondi will acquire Buffalo's uranium portfolio in exchange for Buffalo receiving a 44% stake in Bondi). Under the terms of the deal, Bondi will acquire 100% ownership of any uranium-only deposits delineated and, upon the decision to mine, Newcrest will receive a 2.5% gross product royalty on all uranium produced, including an A$500,000 royalty pre-payment on the decision to mine.

- In September 2007, Brian McEwen was appointed as Buffalo's chief executive officer, with Damien Reynolds continuing as executive chairman.

- On September 25, 2007, the Company's shares began trading in Canadian, rather than United States, dollars.

- In November 2007, the Company borrowed $600,000 from companies related by a common director. The funds have been used to finance ongoing operations and will be repaid when the Company completes an equity financing. The loans are described in further detail below.

- In November 2007, to the Company transferred all of its Australian uranium assets to Bondi in exchange for a 44% stake in that company. Under the terms of the arrangement, Bondi acquired 100% of the Company's Australian uranium portfolio, which is made up of 10 granted tenements and 13 applications totalling 15,085 square kilometres in three major uranium provinces in the Northern Territory and Queensland. In consideration for acquisition of the portfolio, Bondi issued 25,000,000 of its fully paid ordinary shares to the Company, along with 5,000,000 options to subscribe for ordinary shares at $0.60 per share, with an exercise period that extended until August 2009.

Sargold Merger

In August 2007, the Company and Sargold (TSX-V: SRG, FWB: DU4) signed an agreement (the "Sargold Agreement") to enter into a friendly merger (the "Transaction"). Under the Sargold Agreement, all outstanding securities of Sargold will be exchanged for common shares, common share purchase warrants and options of Buffalo.

Highlights of the Transaction

Under the terms of the Transaction, securityholders of Sargold received one common share, common share purchase warrant or option of Buffalo in exchange for each 3.5 Sargold common shares, common share purchase warrants or options which they hold immediately prior to the effective date of the Transaction. This represented an approximately 80% premium to market on Sargold shares, based on the July 11, 2007 closing price of the shares of both companies. Following completion of the Transaction, Sargold shareholders held 24.3% equity ownership in the merged company.

Acquired Operations

Following the merger, the Company now controls the largest precious metals exploration land area in Sardinia, Italy. The Company now holds a 90% interest in the assets, which include a mine and full processing plant at Furtei, exploration prospects at Monte Ollasteddu and advanced exploration properties at Osilo. Sardinia has a long history of mining including the production of tin, alumina, industrial minerals, coal, base and precious metals. The island of Sardinia sits approximately 150 kilometres west of Rome and has excellent transportation, communication, business and political infrastructure.

The Furtei mine includes a number of potential open pit and underground mines, a processing plant (capable of processing up to 1,200 tonnes per day), multiple exploration targets and a fully permitted mining concession including future tailings disposal. The Furtei processing plant was built in 1995-1996, and has a maximum annual capacity of 360,000 tonnes of ore. The Furtei mine produced 135,000 ounces of gold between 1996 and 2002 from oxide resource, after which the processing plant was converted from an oxide heap leach to a sulphide flotation plant.

Sargold successfully re-commissioned the Furtei plant in the fourth quarter of 2006. Sargold poured its first gold bar at Furtei in March 2007 to launch a near-term production plan based on processing the upgraded ore from the residual heap leach pad at the site. While current production is relatively small-scale, metallurgical test work, internal studies and results to date indicate further exploration is warranted. In 2008, the Company expects to produce between 15,000 and 20,000 ounces of gold from the Sa Perrima gold zone. The Company then plans to increase production by producing gold equivalent from the Su Coru underground zone, which is a gold-copper hosted mineralization. The Company expects to produce between 60,000 to 70,000 ounces of gold equivalent in its second year of operation, and then level off to approximately 50,000 ounces of gold equivalent per year for a minimum of five years.

In addition to the known mineralized zones at Furtei, the Company has defined a series of high priority gold exploration targets within the mine area, as well as at the Monte Ollasteddu and Osilo properties.

Sargold did not complete a feasibility study and there is no certainty that the projected production rates will be achieved or that the proposed operations will be economically viable. Buffalo intends to commission an NI 43-101 report and feasibility study of open pit and underground operations with different processing options.

Exploration Properties - Gold

Mt. Kare Property

The Company's Mt. Kare gold project is located in Papua New Guinea and comprises two parts: exploration license EL1093, in which the Company has acquired an interest through Madison Minerals Inc. ("Madison") as described below; and exploration license EL1427 which relates to surrounding lands and which is wholly-owned by the Company. EL1093 and EL1427 were recently renewed and approved respectively. The Company has also applied for exploration license, EL1575, which is located on adjacent lands.

Mt. Kare currently hosts an indicated resource of approximately 1,400,000 ounces of. gold (18.83 million tonnes at 2.31 g/t gold and 17.31 g/t silver) and an inferred resource of approximately 290,000 ounces of. gold (5.75 million tonnes at 1.56 g/t gold and 25.37 g/t silver):

Mineral Resources Category	Cut-off Equivalent	Tonnes (000)	Au g/t	Ag g/t	Contained 000 oz Au
Indicated	1.0	18,830	2.31	17.31	1,396
	2.0	8,559	3.66	22.51	1,008
	3.0	4,587	5.04	25.37	743
Inferred	1.0	5,753	1.56	9.53	288
	2.0	1,331	2.77	11.77	119
	3.0	476	3.85	11.22	59

These estimates are based on a block model where the gold-equivalent service variable is derived from the sum of the gold and silver grades under the assumptions of a gold price of US$550/oz and a silver price of US$10/oz (Aueq g/t = Au g/t + (10/550) x Ag g/t).

On October 20, 2005, the Company entered into an option agreement with Longview to acquire up to a 90% interest in EL1093. Longview held an option from Madison to acquire up to a 100% interest of Madison's 90% interest in EL1093. Longview is beneficially owned by one of the Company's directors. One of the Company's directors is also a director and shareholder of Madison. Further to the October 20, 2005 agreement, the Company paid Longview $200,000 and in March 2007 issued to Longview 17,000,000 common shares. These common shares are subject to a time-based release from escrow over 18 months from June 28, 2007.

In June 2006, Longview and Madison agreed to grant the Company an extension of certain dates for six months in consideration for the payment by the Company of $150,000. By December 31, 2006, the Company had paid all cash amounts.

In June 2007, Buffalo further amended its agreement with Longview, Longview Capital Holdings Ltd., Madison, Madison Enterprises (BVI Inc.) and Madison Enterprises (PNG) Ltd. ("Madison PNG to revise the basis on which it will acquire various interests in EL1093. Under this agreement, the Company acquired a 60% interest in Madison PNG (which owns a 90% interest in EL1093) by making a payment of $500,000 (settled with 521,648 common shares) and issuing a further 3,000,000 common shares. This transaction completed in late June 2007.

In the future:

(a)   The Company may increase its interest to 75% by completing a bankable feasibility study within four years of signing a definitive agreement. The Company is entitled to a one-year extension if it actively carries out exploration work at Mt. Kare and works towards the bankable feasibility study, spending at least $500,000 in each year of the four-year period.

(b)   After the Company has earned a 75% interest, it may acquire the remaining 25% at fair market value.

Buffalo has been advised of a lengthy and complicated history of litigation in the courts of Papua New Guinea relating to the respective mineral rights under the mining license EL1093 and the Mt. Kare Special Mining Lease 1 ("SML 1") which has involved, in various proceedings, Kare-Puga Development Corporation Pty Limited ("KDC"), Oakland Limited ("Oakland") and Ramsgate Resources NL ("Ramsgate") as well as the Government of Papua New Guinea, Carpenter Pacific Resources NL ("Carpenter"), an Australian public company, and Matu Mining Ltd. ("Matu"), which were previous license holders. The Company's understanding of this history is as follows.

KDC and Oakland had a number of agreements relating to the exploration and exploitation of the alluvial mineral rights and, purportedly, the hardrock mineral rights which KDC claimed had been granted to KDC pursuant to the SML 1. In 1996, Carpenter and Matu entered into a conditional settlement agreement with Ramsgate and Oakland in order to settle all of the outstanding litigation relating to EL1093 (the "Settlement Agreement"). As a result, Oakland became a one-third shareholder in Matu;

litigation unresolved at the time of execution of the Settlement Agreement was discontinued by all parties; all rights of Oakland in respect of its agreements with KDC relating to SML 1 and the alluvial activities thereon were assigned to Matu (and subsequently Madison).

The Settlement Agreement was subject to various conditions precedent, including approval by KDC. KDC gave its approval in March 1996 and Matu informed Madison that the other conditions precedent under the Settlement Agreement had been fulfilled or waived. As a result of the Settlement Agreement, all outstanding litigation was settled. In April of 1998, Oakland sold its interest in Matu to Carpenter.

On March 20, 1998, Madison, Madison PNG, Carpenter, Matu, Ramsgate, Oakland and KDC entered into a joint venture agreement (the "Joint Venture Agreement") to govern future exploration and development of EL1093; this agreement and Madison's interest in EL1093 were both registered in April, 1998. Madison, through its various subsidiaries, subsequently acquired a 100% legal interest in EL1093 and it holds a 10% interest in EL1093 in trust for KDC, resulting in Madison holding a 90% beneficial interest in EL1093. KDC will, in turn, hold the interest in trust for the traditional landowners at Mt. Kare.

The Joint Venture Agreement is now only relevant to the extent that it defines the rights and obligations of Madison, and therefore the rights of and between Buffalo and KDC. The Joint Venture Agreement provides that all costs up until the delivery of a feasibility report will be borne by Madison; KDC is obliged to pay its proportionate share of costs following the delivery of a feasibility report, failing which its interest will convert to a royalty interest equal to 10% of net profits. The Joint Venture Agreement received the ministerial approval required under the Mining Act of 1992 (Papua New Guinea) on April 17, 1998.

Work This Year

Buffalo's 2006 drilling program was focused on one area to support a type 2 economic pre-feasibility study (the "Study"). In 2006, Buffalo completed an infill drilling program at Mt. Kare including 64 diamond drill holes for a total of approximately 9,000 metres. The resulting data has been used to update the geological model and resource. The modelling and estimate were completed by Longview Technical Inc. and were validated by Snowden Mining Consultants as the Qualified Persons and author of the previous NI 43-101 report released in March 2006. In May 2007, the Buffalo-Madison Joint Venture Management Committee recommended to the companies that the type 2 economic pre-feasibility study should be deferred until detailed exploration work is conducted on the many targets throughout the property and the full extent of possible resources understood. Accordingly, Buffalo's Mt. Kare exploration work has now progressed to a regional exploration program to evaluate 18 targets.

So far this year Buffalo has drilled 7,133 metres in 33 holes as part of the on-going exploration program at Mt. Kare to test objectives both in the vicinity of known mineralization and at existing targets. Results received to date are summarized below in Table 1. To date, Buffalo has focused the majority of its work at Mt. Kare on infill drilling of the known zones of mineralization predominantly at the Western Roscoelite Zone ("WRZ"), in order to complete the Study previously specified and to earn a 49% interest in the project, in accordance with the original agreement with Madison. While this work has increased the understanding in the mineralization of those known zones, other exploration work completed on EL1093 indicates that there is potential for significant additional mineralization outside of the known zones. The Buffalo-Madison Joint Venture Management Committee recommended to the companies that the Study should be deferred until detailed exploration work is conducted on the many targets throughout the property and the full extent of possible resources understood.

Hole MK07-90 targeted an untested area of the Southern Western Roscoelite Zone ("SWRZ") and intersected 1.59 g/t gold reported over 74 metres including 28 metres of 2.53 g/t gold starting at a depth of 88 metres. On the eastern flank of the SWRZ, holes MK07-91 and MK07-97 encountered mainly patchy mineralization near the surface but significant intersections of gold occurred at depth, most notably 27.5 metres of 5.40 g/t gold including 11 metres of 12.73 g/t gold, starting at 219 metres depth. MK07-96 also tested the eastern flank of the SWRZ and intersected significant mineralization below 123 metres, including 33.0 metres of 1.76 g/t gold. This hole was abandoned at 208 metres due to problems with the drill. Hole MK07-99 was an infill hole drilled in the southern portion of the SWRZ. Mineralization was encountered in this hole, including 17.2 metres of 0.95 g/t gold.

MK06-92 is an infill hole in the southern Central Zone that intersected 22.5 metres of 3.34 g/t gold at a starting depth of just over 200 metres. The hole was stopped prematurely due to problems with the drill rig. MK07-95 lies to the east and was drilled to test the eastern extension of historical hole MK00-239.

Additional infill drilling in the Northern Western Roscoelite Zone ("NWRZ") included holes MK07-93, aimed at the down-dip extension of the NWRZ, and MK07-94 that intersected 53.9 metres of 1.20 g/t gold at a shallow depth of 54 metres. The eastern extension of the NWRZ was tested in hole MK07-98, down-dip from MK06-73. Mineralization was encountered at depth, including 17 metres of 1.19 g/t gold at 237 metres. Hole MK07-100 was drilled to test for a possible northern extension of the NWRZ at depth but no significant intersections were returned.

A possible down-plunge extension of the Black Zone towards the C9 Zone was tested in hole MK07-101. At a depth of 170 metres the hole intersected a sequence of strongly mineralized zones of brecciated intrusive and sandstone hosted semi massive to massive pyrite veining/disseminations, rare chalcopyrite-sphalerite-galena and antimony sulphide veins and fractures. Analysis of the hole returned 81 metres of 1.26 g/t gold and 4.68 g/t silver including 10 metres of 4.85 g/t gold and 21.12 g/t silver. Hole MK07- 102 was testing the same area and encountered very high grade gold at approximately 100 metres depth, returning a 6 metre intersection of 55.95 g/t gold and 105.68 g/t silver, including 1.5 metres of 222.0 g/t gold and 385 g/t silver.

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from April 18th, 2007 to October 15th, 2007					
Drill Hole No.	**From (m)**	**To (m)**	**Intercept (m)**	**Gold (g/t)**	**Silver (g/t)**
MK07-104	186.0	200.5	14.5	2.27	6.82
	428.0	440.0	12.0	1.25	2.63
MK07-105	No significant intersections				
MK07-106	No significant intersections				
MK07-107	16.9	26.0	9.1	1.39	4.38
MK07-108	13.0	31.0	18.0	1.17	5.44
Including	13.0	18.6	5.6	2.25	5.06
	289.5	305.0	15.5	1.82	8.42
	398.0	408.5	10.5	1.64	24.46
Including	398.0	404.0	6.0	2.30	39.70
MK07-109	90.0	108.6	18.6	3.11	48.88
MK07-110	5.0	15.0	10.0	2.47	16.85
MK07-111	104.0	113.0	9.0	1.12	2.97
MK07-112	*Not sampled*				
MK07-113	*No significant intersections*				
MK07-114	15.3	23.6	8.3	0.66	3.68
MK07-115	0.0	38.0	38.0	1.06	7.43

Including	31.0	38.0	7.0	2.43	15.89
MK07-116	*Not sampled*				
MK07-117	*No significant intersections*				
MK07-118 to MK07-121	*Not sampled*				

*Holes are not drilled in numerical or sequential order.

All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation. Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion with ICP-OES finish for silver.

In addition to the drill work, Buffalo completed a 330 line, 4,000 kilometre airborne geophysical survey over the 220 square kilometre Mt. Kare Property and the adjacent 142 square kilometre 100%-owned EL 1427 property. Results from previous airborne geophysical surveys have successfully identified magnetic anomalies and related structures, with which the known mineralization at Mt. Kare is associated. The new surveys will be used to identify additional magnetic anomalies and to define exploration and drilling targets.

Surface Exploration Program

Buffalo is evaluating 18 exploration targets defined this year from magnetic surveys over the EL1093 and EL1427 licenses. Exploration programs include geological mapping, pan concentrate, stream sediment and soil sampling programs. (For a map of these targets please refer to the Mt. Kare page of the Buffalo website http://www.buffalogold.ca/s/MtKareProject.asp) Some analytical results are still awaited, and the sampling program is on-going.

Targets were tested both for gold and trace elements. Often gold is not seen in surface samples, but other specific minerals, such as Roscoelite, which are closely associated with high grade gold at Mt. Kare and Porgera, are present. These minerals result in other trace element signatures that show up in tests.

On the EL1093 license area, the exploration team has collected nearly 600 surface samples. Pan concentrate, soil and stream sediment results outline a number of anomalous gold and zinc values in the northern and southern portions of Target 15, six kilometres north-northeast of Mt Kare. Further sampling and geomorphological studies are in progress on these targets. Follow-up sampling and fieldwork will also be carried out to the south and west of Targets 8 and 9, near the boundary with Barrick's Porgera Mine property, where similar anomalies were outlined. On Targets 10 and 11, the Buffalo team has identified anomalies in gold, zinc and arsenic, as well as low-level silver. Buffalo has engaged in follow-up sampling for BLEG analysis, as well as ridge and spur sampling. Target 13 returned only trace gold values but pan concentrates show anomalous and coincident anomalies for strontium, zinc and vanadium.

On the EL1427 license area, the team collected approximately 250 samples. Targets 2 and 16 are the highest priority at this time, as they returned multiple element anomalies, including elevated zinc, vanadium, arsenic, strontium, manganese and chromium, as well as low-level silver. Follow-up sampling for BLEG analysis, as well as ridge and spur sampling, will be undertaken. Targets 1 and 7 were variously locally elevated in zinc, arsenic, vanadium, iron, gold and strontium. Target 6 returned strongly anomalous strontium in pan concentrates, as well as arsenic, vanadium and zinc. Buffalo is still waiting for results from Targets 3 and 5.

Line cutting and other preparations are complete in anticipation of an induced polarization (IP) survey in the Mt. Kare area, however Buffalo is waiting for the delivery of equipment, which has been delayed by the supplier to complete the survey.

Proposed Exploration

Buffalo has completed initial exploration of the 18 defined targets. Some of these warrant follow-up work prior to defining drill targets, some will be dropped. The exploration has been expanded to the area outside of these targets The company is waiting is waiting for final government approval of EL1575, which is south and west of EL1427 and EL1093. The area of EL1575 is approximately 200 square kilometres.

The proposed exploration program was changed after disappointing results from each of the areas. Previous gold samples were defined as being paleo channels and not from dispersion of an underlying auriferous deposit. Drill testing of Pinuni and Red Hill yielded no significant mineralization. The program was them refocused on the 18 targets currently under investigation and an IP survey scheduled for the end of September to test the possible deep extension of the WRZ at Mt. Kare.

Corridors Project

On the 100% owned Corridors Project, the Company is targeting high-grade epithermal gold deposits. The Company has secured an agreement with BHP Billiton for exclusive use of a recently flown FALCON^{TM} survey. This airborne gravity gradiometer data has been valuable in highlighting quality targets.

Situated in the Drummond Basin the Corridors Project has been the subject of a detailed surface geochemical sampling program. The program has identified two strong gold anomalies one of which has been followed-up by a shallow drill program to be completed in September 2007.

Work to Date

Corridors was the subject of a detailed surface sampling program by the Company in 2006 and follow-up program in early 2007. The program identified two strong gold anomalies and one has been drill tested. The Company has drilled approximately 1,800 metres of a 7,000 metre RAB (rotary air blast) program. Assay results are being evaluated.

Planned Work

The Company plans to follow up on the remaining gold anomalies at the Corridors project using a shallow drill program to be conducted in April 2008. The 2007 budget for exploration work is $199,000.

Oakland Park And Golden Gate Projects

Interpretation of geophysical data has resulted in the recognition of the potential extension of the Croydon Goldfield in Queensland, to the northwest of the Company's Golden Gate Project. A new 100% Company title, named Oakland Park, has been lodged over the area which has received limited prior exploration due to a likely thin cover of sediments. Major structure is evident in the magnetics data, which strikes into Oakland Park from the contiguous Golden Gate Project.

Work to Date

The Company has not completed any surface work to date on the Oakland Park or Golden Gate properties other than geophysical interpretation. Work at Golden Gate has comprised collation of previous drill data for the definition of drill targets.

Planned Work

The work plan for 2007 will include finalising a drilling program for both properties. The work budget for 2007 is $250,000.

Cadarga Project

Interpretation of geophysical data has resulted in the recognition of several targets in the Queen May Goldfield in Central Queensland. A new 100% owned Company title, named Cadarga, has been lodged over the area which has received limited prior exploration and drilling.

Work to Date

The Company has not completed any surface work to date on the Cadarga property other than geophysical interpretation. Work at Cadarga has comprised collation of previous reports and geophysical data interpretation for the definition of drill targets.

Planned Work

The work plan for 2007 will include collation of previous work. The work budget for 2007 is $5,000.

Palmer River Project

Interpretation of geophysical data has resulted in the recognition of several targets west of the Palmer River Goldfield in North Queensland. Twelve new 100% owned Company titles, named Palmer River Project, have been lodged over the area, which has received limited prior exploration.

Work to Date

The Company has not completed any surface work to date on the Palmer River properties other than geophysical interpretation. Work at Palmer River has comprised geophysical data interpretation for the definition of drill targets.

Planned Work

The work plan for 2007 will include collation of previous work. The work budget for 2007 is $5,000.

Exploration Properties - Uranium

Angela & Pamela

The Angela and Pamela uranium project is comprised of two exploration permit applications which cover 35 square kilometres including a historical resource in the Northern Territory. These applications are currently pending a decision by the Northern Territory Government after putting the resource and surrounding area out to tender in 2006.

Work to Date

In late 2006, the Company submitted its tender for exploration licence applications. No further work has been carried out pending the decision by the Northern Territory Government to short-list potential successful companies.

Planned Work

The Company did not transfer this project to Bondi and future work is dependent upon the success of the Company's tender bid. No budget is allocated in 2007.

As described above, the Company has transferred all of its uranium assets to Bondi in exchange for a 44% stake in that company.

Murphy Ridge

The Company was granted an option, and subsequently acquired a 100% interest in the Murphy Ridge project located in the northeast part of the Northern Territory.

The Murphy Ridge project comprises five strategically placed exploration permits covering approximately 4,900 square kilometres. The Company has completed an airborne electromagnetic (EM) survey over the Murphy Ridge uranium property. The survey results identify numerous strong conductive and radiometric signatures. Bondi plans to follow up these results with a detailed surface sampling program.

Australia ranks first in the world in known recoverable resources of uranium with 28% of the total. By contrast, Canada ranks third with 14%, but has a leading position in world mine output with 30% of global supply.

The Company signed a binding letter of intent on the Murphy Ridge project and paid an initial A$50,000 non-refundable payment that provided for a due diligence period that expired on October 11, 2006. On completion of the due diligence period, the Company exercised its option and acquired 100% of the project by issuing the vendor 200,000 shares and agreeing to make a further payment of A$50,000 on the anniversary date of the option exercise.

Work to Date

The Company has completed an airborne EM survey over the Murphy Ridge uranium property. The survey results identify numerous strong conductive and radiometric signatures.

Planned Work

Following execution of a letter of intent with Bondi, the Company does not plan to carry out any further work on this project and Bondi will assume the responsibility.

Maureen North

The Maureen North uranium-gold project is comprised of thirteen 100% owned exploration permit applications which cover more than 4,000 square kilometres with potential for hosting uranium and gold deposits in the Georgetown-Townsville uranium field of Queensland.

Work to Date

In late 2006, the Company began a comprehensive integration and review of the available airborne magnetics/ radiometrics and gravity data over the whole property and immediate surrounds with the aim of confirming targets for drill testing. This review has identified several areas that occur in geological and structural settings that warrant further investigation.

Planned Work

The Company does not plan to carry out any further work on this project and Bondi will assume the responsibility.

Juntala

The 100% owned Juntala Project is an exploration licence application covering approximately 800 square kilometres and is located in the Georgetown-Townsville uranium field.

A high amplitude uranium channel radiometric anomaly strikes for over 35 kilometres within the basement rocks of the Juntala Project area. Technical review of the project has highlighted the potential of the area for a sandstone-hosted roll-front uranium deposit within the package of sedimentary rocks. This package has over 50 kilometres of strike length of favourable sedimentary rocks.

The Company's program involves initial research of existing data, followed by geophysical surveys and exploration drilling to locate and define ancient river channels.

Work to Date

The Company's program involved initial research of existing data, followed by geophysical interpretation to locate and define ancient river channels.

Planned Work

The Company does not plan to carry out any further work on this project and Bondi will assume the responsibility.

Lake Amadeus And Lake Neal

The 100% owned Lake Amadeus and Lake Neal projects in the Northern Territory have potential for a sedimentary uranium deposit in calcrete or clays, similar to deposits found in Western Australia.

The Lake Amadeus and Lake Neal projects are comprised of three exploration licence applications covering over 2,000 square kilometres with high amplitude surface uranium anomalies striking for in excess of 60 kilometres. The Company has interpreted the uranium channel within the detailed radiometrics data available and identified more than 20 anomalies.

The Company has filed applications for consents to explore the exploration with the relevant Land Council.

Work to Date

The Company has not yet undertaken any exploration work on these properties.

Planned Work

The Company does not plan to carry out any further work on this project and Bondi will assume the responsibility.

Eromanga

Eight exploration permits were granted in September 2006 over 100 kilometres of stratigraphy prospective for sedimentary-hosted uranium deposits in central Queensland. Radiometrics data show numerous discrete, high-amplitude U channel anomalies along this trend. Individual anomalies have strike lengths of several kilometres.

Sampling of available core from a stratigraphic hole drilled previously by a government department, returned peak values of anomalous uranium up to 20ppm. Strong molybdenum (116ppm) and vanadium (763ppm) are associated with the uranium.

Work to Date

In 2006, the Company staked this property and completed surface scintillometer surveys. These surveys indicted that further work is not warranted.

Planned Work

The Company will not be undertaking further work on the Eromanga property as it has relinquished the properties.

Exploration Properties - Nickel

Hannah 1

The Hannah 1 target was first discovered by a major Australian mining company, but drill testing failed to reach target due to technical difficulties. From geophysical modelling, the target depth had been estimated to be at 450 metres. The Company holds one granted and three exploration licence applications along the Fraser Mobile Belt, covering the Hannah 1 target and five other significant targets in surrounding areas.

The Hannah 1 project is located along major structure, approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally this area had character in magnetics data that suggests it could contain several significant deposits hosted by mafic rocks.

Work to Date

The Company completed a single deep diamond drill hole at the Hannah base metal prospect. The hole intersected disseminated sulphides at the target depth of 425 metres, with the zone continuing for more than 200 metres. Assay results from the core were not anomalous even with the presence of pyrite. Petrographic work on the samples determined that the environment was not ideal to host nickel, platinum group metals or other base metals of economic interests. Further drilling is not required and two of the titles have been dropped.

Planned Work

Following evaluation of drill results, the Company decided to stop work on this property and wrote off the accumulated acquistion costs.

Rawlinna

The Rawlinna project is an extension of the Hannah 1 area The Company holds two granted and five exploration licence applications along the Fraser Mobile Belt covering significant targets.

The Rawlinna project is located along major structure, approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally this area had character in magnetics data that suggests it could contain several significant deposits hosted by mafic rocks.

Work to Date

The Company has completed detailed geophysics interpretation and identified a number of targets warranting ground geophysics and drill testing.

Planned Work

Upon granting of all exploration licences the Company will carry out detailed ground geophysics surveys to locate drill collar positions followed by drill testing of individual targets. The 2007 exploration budget for Rawlinna is A$25,000.

Exploration Properties – Silver and Base Metals

Woodmurra and Callabonna

These two projects are considered to be prospective for silver-zinc-lead deposits. The two granted permits and two applications are 100% owned by the Company and comprise two new project areas named Woodmurra and Callabonna, which are located approximately 50 kilometres east of Oodnadatta, SA (300 kilometres northwest of the giant Olympic Dam copper-gold-uranium mine) and 200 kilometres NNW of Broken Hill respectively.

The four permits cover an area of approximately 1,960 and 1,300 square kilometres respectively of unexplored terrane prospective for buried large silver-zinc-lead deposits. Only one previous drill-hole has tested the basement in the immediate vicinity of the Company's permits at Woodmurra and encountered high grade metamorphic rock types which would be expected in a sequence that hosts large base metal deposits. To the west of the Woodmurra permits, the outcropping rocks contain unusual garnet-bearing rocks which are also a hallmark indicator of a prospective sequence.

Work to Date

The Company completed a detailed geophysical interpretation of the area defining areas of interest for focused ground work and drilling.

Planned Work

The Company proposes to carry out detailed ground gravity followed by ground magnetics and drill testing of a range of targets in four to five holes. The 2007 exploration budget for Woodmurra and Callabonna is $25,000.

Red River

This project is considered to be prospective for very large Potosi-style silver-tin deposits.

Two granted exploration permits and six new permit applications are 100% owned by the Company and comprise a new project area named Red River, which is located north and west of the North Maureen project.

The eight permits cover an area of approximately 1,497 square kilometres of an unexplored terrane prospective for buried large silver-tin deposits. Drilling by a competitor exploration company has confirmed the prospectivity if this terrane with a significant intersection of 133m grading 18.3 g/t Ag, 0.15% Sn, 1.1% Zn and 0.36% Cu beneath younger cover sediments.

Work to Date

The Company completed a detailed geophysical interpretation of the area defining 16 target areas of interest for focused ground work and drilling.

Planned Work

The Company proposes to progress these applications through to grant in 2007 and 2008. The 2007 exploration budget for Red River is $5,000.

Equity Investment in Kinbauri

On November 28 2007, Kinbauri announced that it has received an NI 43-101 compliant resource up-date from Ore Reserves Engineering of Lakewood, Colorado following completion of an underground 25-hole, 6,273 metre drill program in October 2007. Kinbauri has also began a program of underground development for drill access and infill drilling. The current plan is to complete a feasibility study in 2008 and underground development in 2009, with production in Q4 2009 or Q1 2010.

Buffalo is the major shareholder of Kinbauri, holding at September 30, 2007, 25.8% (33% on a fully diluted basis). Buffalo's CEO, Brian McEwen, sits on Kinbauri's board of directors and represents Buffalo's interests. More information is available on Kinbauri's website www.kinbauri.com.

SELECTED QUARTERLY INFORMATION

Quarter Ended	Revenue	Loss for the Quarter	Loss per Share Basic and Fully Diluted
December 31, 2005	-	(1,251,321)	(0.08)
March 31, 2006	-	(2,173,109)	(0.10)
June 30, 2006	-	(2,919,643)	(0.10)
September 30, 2006	-	(5,103,850)	(0.16)
December 31, 2006	-	(3,474,613)	(0.08)
March 31, 2007	-	(3,849,560)	(0.07)
June 30, 2007	-	(4,158,761)	(0.07)
September 30, 2007	-	(3,579,467)	(0.05)

The Company began exploration activities on the Red and Mt. Kare Properties in 2005 and issued stock options (with commensurate stock based compensation expense), which resulted in a large increase in net loss. In 2006, expenditures increased again as the Company expanded its operations at Mt. Kare and undertook exploration work in Australia following its March 2006 purchase of Gold FX. The increase in total assets at December 31, 2005 was largely due to cash and cash equivalents on hand following a financing. Total assets increased again in 2006 following the purchase of Gold FX and further financings.

In the second quarter of 2005, the Company's loss decreased. While expenses increased over those in the first quarter due to due diligence costs associated with the purchase of the Red Property and annual filing fees, they were offset by a gain recorded on settlement of debts. In the third quarter of 2005, expenses increased significantly as the Company became active on the Red Property and undertook investigation on the Mt. Kare Property. In the fourth quarter of 2005, expenses again increased significantly as the Company began operating at Mt. Kare and incurred sizeable stock-based compensation expense.

In 2006, the most significant factor affecting the quarterly loss was exploration expenditures, as detailed above. In addition, stock-based compensation is a material expense and was $861,000 in the first quarter, $354,000 in the second quarter, $2,668,000 in the third quarter and $nil in the fourth quarter. In the fourth quarter, the Company generated interest income and foreign exchange gain from holding funds denominated in United States dollars; together these represented over $1 million of income.

The net loss decreased in the first quarter of 2007, primarily because of lower administrative expenses. The net loss increased in the second quarter of 2007 with expanded exploration activities, particularly in Australia. The loss increased slightly in the third quarter of 2007, but there were several trends at work: the Company spent about $1.8 million less on exploration activities, but incurred a loss on disposition of marketable securities ($1.1 million) and recorded a $573,000 loss in respect of its proportion of Kinbauri's loss for the period.

Future trends in exploration expenses will depend on the outcome of the Company's current exploration initiatives and the ability of the Company to seek additional financing.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In this discussion of Buffalo's results of operations and financial condition, amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

Exploration Expenses

In the quarter ended September 30, 2007, the Company spent $1,369,000 on exploration activities compared to $1,731,000 in the quarter ended September 30, 2006. Of this amount, $1,245,000 was incurred developing the Mt. Kare Property. In addition to the ongoing camp expenses at Mt. Kare, the Company planned and undertook a ground exploration program, the results of which are summarized above. The exploration activities on other properties were much more limited, with the most effort being expended on the Australian gold properties.

Exploration expenses for the nine months ended September 30, 2007 were $7,971,000 with 94% of this being spent on the Mt. Kare Property. Exploration expenses were $4,401,000 for the nine months ended September 30, 2006 and were similarly weighted towards Mt. Kare.

The Company expects exploration expenditures to continue at reduced levels in the remainder of fiscal 2007 as the Company completes a financing and plans exploration on the Sardinian properties.

Administrative Expenses

In the quarter ended September 30, 2007, the Company incurred administrative expenses of $655,000 compared to $3,356,000 in the three months ended September 30, 2006. The decrease was primarily attributable to lower consulting fees and stock-based compensation in the current period.

Consulting fees increased from $184,000 in the third quarter of 2006 to $328,000 in the third quarter of 2007. The increase was due to consulting work undertaken in respect of the Sargold purchase and planning future operations in Sardinia. Investor relations decreased from $290,000 to $72,000 as the Company reduced its corporate communications programs. The Company did not incur any stock-based compensation expense of the third quarter of 2007 but incurred $2,668,000 in the comparative period.

Administrative expenses for the nine months ended September 30, 2007 decreased to $1,837,000 from $5,716,000 in the prior year. The decrease in expenses for the nine-month period compared to the prior year was also largely attributable stock-based compensation; administrative expenses for the first nine months of 2006, excluding stock-based compensation, were $1,870,000, which is comparable to the 2007 figure. An increase in consulting fees (caused by Sargold-related work, but offset by staff being deployed more effectively or shared with related companies) and professional fees (caused by possible M&A activity) was offset by savings in investor relations due to a lower level of corporate communications activity.

The Company expects that administrative expenses will be higher in the fourth quarter of 2007 as the Company makes year-end accruals and and expands its staff following the Sargold merger.

Other Items

In the third quarter of fiscal 2007, the Company recorded a loss of $1,066,000 on the sale of marketable securities. Following the purchase of an equity interest in Kinbauri, Buffalo records its share in the loss recorded by Kinbauri. It is necessary to adjust this loss as the companies have different accounting policies, with the result that Buffalo's 25.8% interest in the loss was $573,000. The Company earned $16,000 (2006 - $9,000) of interest income from investments from excess cash. The Company's invested capital has diminished considerably since the beginning of the year following expenditures on operating and investing activities.

The Company recorded a foreign exchange gain of $14,000 in the third quarter of fiscal 2007 ($453,000 loss for the nine-month period). Much of the nine-month loss in 2007 is due to holding investment funds in United States dollars. The Company is generally affected by changes in exchange rates between the Canadian dollar, United States dollar, Australian dollar and Papua New Guinea kina.

Net Loss

The net loss for the quarter ended September 30, 2007 was $3,579,000 or $0.05 per share as compared with a net loss for the quarter ended September 30, 2006 of $5,104,000 or $0.16 per share. The net loss for the nine months ended September 30, 2007 was $11,588,000 or $0.19 per share while the net loss for the nine months ended September 30, 2006 was $10,197,000 or $0.36 per share.

Share Issuances

In March 2007, the Company issued 17,000,000 common shares for an assignment of the right to acquire up to a 90% interest in the Mt. Kare project, as described in note 8 of the financial statements. These shares had a value of US$1.40, being the closing price on the date of issue, and the total value of the share consideration was $15,298,000.

In June 2007, the Company issued 3,521,648 common shares to Madison Minerals Inc. as consideration in respect of EL1093. The shares had a value of US$0.96 per share, for an aggregate value of $3,375,502.

In the period ended September 30, 2007, warrant holders exercised warrants for the purchase of up to 215,457 common shares at between US$0.50 and US$1.25 per share. In the nine months ended September 30, 2007, stock option holders exercised stock options to purchase 275,000 common shares at between US$0.35 per share and US$0.375 per share. The exercise of warrants and options generated proceeds of $277,000.

Change In Financial Position

At September 30, 2007, the Company had total assets of $34,612,000 as compared to $28,822,000 at December 31, 2006.

The change in total assets is due primarily to issuance of common shares to Longview (ascribed a value of $15,298,000 as of June 28, 2007, the date that the purchase conditions were fulfilled) and Madison (ascribed a value of $3,376,000) on the acquisition of a greater interest in Mt. Kare Property and the purchase of an equity interest in Kinbauri ($5,637,000), offset by cash expenditures on operating and investing activities.

On a net basis, operating activities in the quarter ended September 30, 2007 consumed cash of $2,027,000 compared to $2,515,000 for the comparative period in 2006. Of the $3,579,000 loss for the period, $2,321,000 related to three items that did not have a cash impact (loss on sale of marketable securities, equity interest in the loss of Kinbauri and unrealized foreign exchange). The remaining reconciling items were comparatively small.

Operating activities for the nine months ended September 30, 2007 consumed cash of $9,507,000. Most of this loss was attributable to the loss for the period of $11,588,000, again adjusted for the significant non-cash items described above.

In the three months ended September 30, 2007, the Company generated $10,000 of cash from financing activities, being share subscriptions from the exercise of stock options. In the comparative period, the Company generated $22,774,000 of cash from financing activities following a large equity financing in September 2006

Financing activities for the nine months ended September 30, 2007 generated $292,000, with $287,000 of this amount coming from the exercise of stock options and warrants.

The Company generated $749,000 from investing activities in the quarter ended September 30, 2007, largely due to the purchase of shares in marketable securities ($741,000). In the comparative period the Company spent $136,000 in investing activities, mostly on marketable securities and the acquisition of exploration properties.

Investing activities generated cash of $8,933,000 in the nine months ended September 30, 2007. The major components of this amount were proceeds on the redemption of bonds and sale of marketing securities ($17,184,000) offset by purchases of marketable securities ($2,652,000) and the equity investment in Kinbauri ($5,637,000). In the comparative period the Company used $1,231,000 in investing activities, mostly on the purchase of marketable securities and the purchase or exploration properties.

The Company had a cash balance of $1,011,000 at September 30, 2007, as compared to a cash balance of $1,369,000 at December 31, 2006 and $23,377,000 at September 30, 2006.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended September 30, 2007, the Company incurred expenses with parties not at arm's length as follows:

Party	Director or Officer Fees	Other Fees	Rent	Total
Feehily MacPhedran, Oldfield, Reynolds[1]	$45,000	-	-	45,000
Brian McEwen Consulting Inc. [2]	36,249	-	-	36,249
Lakehead Geological Services Inc. [3]	15,000	4,689	-	19,689
Colourworks Presentation Inc.[4]	-	1,386	-	1,386
J.G. Stewart Law Corporation Ltd. [5]	30,000	-	-	30,000
MCSI Consulting Services Inc. [6]	12,000	-	-	12,000
Longview Capital Partners Incorporated [7]	-	156,384	10,800	167,184
Total	$138,249	$162,459	$10,800	$311,508

[1]   Beneficially owned by Damien Reynolds, the Company's CEO and a director.

[2]   Beneficially owned by Brian McEwen the Company's president and COO and a director.

[3]   Beneficially owned by a Douglas Turnbull, a director. Other fees relate to technical services.

[4]   Beneficially owned by a spouse of a director

[5]   Beneficially owned by James G. Stewart, a director.

[6]   Simon Anderson, an officer of the Company holds a 50% interest.

[7]   Has shareholders and one director in common with the Company. Other fees relate to investor relations services ($37,500) and technical services, including those of our VP Corporate development ($118,884).

In 2006, the Company entered into a premises lease agreement in conjunction with Tournigan Gold Corporation, Longview Capital Partners Incorporated and Bayswater Uranium Corporation, which have one or more directors in common with the Company. The lease calls for annual basic rent of up to $308,000 over the period ending February 27, 2013. The Company does not expect to pay this amount, but would be responsible for satisfying the liability in the event that the other companies did not contribute.

In January 2007, the Company acquired 1,700,000 common shares of Madison at a cost of $1,445,000 from Longview Capital Partners Incorporated, which has a director and officer in common with the Company.

In March 2007 Buffalo issued 17,000,000 common shares to Longview, further to its agreement with Longview Capital Partners Limited a company with a director/officer in common with the Company, which is a shareholder of the Company) and Madison (a company with a director in common with the Company in which the Company owns shares). The shares are subject to escrow over an 18-month period.

In June 2007, the Company acquired a 60% interest in Madison PNG (which owns a 90% interest in EL1093) by making a payment of $500,000 (settled through the issuance of 521,648 common shares) and issuing a further 3,000,000 common shares to Madison. The value of the common shares was $3,375,502.

In May 2007, the Company acquired 1,445,500 shares of AMI Resources Inc., a publicly traded company, at a cost of $670,782. Longview Capital Partners Incorporated, a company with a director in common with the Company, is a significant shareholder of AMI Resources Inc.

In November 2007, the Company sold certain British Columbia mineral claims (the Lodestone claims) acquired on the Sargold merger to certain Sargold shareholders for one dollar.

In November 2007, the Company borrowed $150,000 from Kyoto Planet Group Inc. and $450,000 from Longview Capital Partners Incorporated, both companies have a director in common with Buffalo. The loans are due on demand and bear interest at 8% per year.

Buffalo currently retains its management on a month-to-month basis. There was a contractual commitment to pay monthly compensation to Brian McEwen Consulting Inc. for Brian McEwen's services, but the contract expired and the arrangement continues on a month-to-month basis.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There are no assurances that the Company can continue to obtain such financings; failure to obtain funding would result in the curtailment of exploration activities until such financing could be obtained.

At September 30, 2007, the Company's working capital position was $1,952,000, down from $19,577,000 at December 31, 2006, due primarily to cash consumed by operations and the purchase of marketable securities and an equity interest in Kinbauri.

The Company does not have sufficient resources to fund its operations for 12 months and will be required to raise further capital. Such funding may not be available on reasonable terms or at all. The Company currently has minimal cash on hand and is seeking additional financing. There is no assurance that the Company will be able to raise funds.

Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. The Company has not made any commitments for capital expenditures. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements and its planned exploration on its properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing, hedging or research and development services with the Company.

ADOPTION OF ACCOUNTING POLICIES

The Company's significant accounting policies were disclosed in the December 31, 2006 audited financial statements.

On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 1530 "Comprehensive Income", Section 3251 "Equity", Section 3855 "Financial Instruments - Recognition and Measurement" and Section 3861 "Financial Instruments - Disclosure and Presentation", as described in note 4 of the financial statements.

In June 2007, the Company acquired a 25.8% interest in Kinbauri. The Company accounts for its investment in Kinbauri on an equity basis as described in note 3 of the financial statements.

FINANCIAL AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, receivables, notes receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - Many of the Company's expenses are denominated in Papua New Guinea Kina, Euros and Australian dollars. The Company does not currently hedge its foreign exchange positions and so is exposed to foreign exchange risk on its Papua New Guinea, Italian and Australian operating budgets.

Interest rate risk - The Company has no interest-bearing debt and so is not exposed to interest rate risk on financing activities. The Company is exposed to interest rate risk on its invested funds.

Credit risk - The Company currently places substantially all of its cash in accounts with a Canadian chartered bank and is therefore not subject to significant credit risk. The Company may be exposed to credit risk if it were to place significant funds in a bank account in Papua New Guinea.

OUTSTANDING SHARE DATA

The Company has one class of authorized capital, being an unlimited number of common shares without par value. At the date of this report, the Company has issued 89,073,619 common shares. The Company has 3,398,500 stock options with exercise prices ranging from US$0.35 to US$2.08 and 10,344,929 share purchase warrants outstanding with exercise prices ranging from US$0.50 to US$2.25. In addition, the Company has committed to issue 1,638,762 stock options and 6,492,858 warrants to Sargold security holders (see *Sargold Merger* section above). Accordingly, the maximum number of common shares that are issuable is 110,948,668

Form 52-109F2 – Certification of Interim Filings

I, Simon J. Anderson, the Chief Financial Officer of Buffalo Gold Ltd., certify that:

1.   I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Buffalo Gold Ltd. (the issuer) for the period ending September 30, 2007;

2.   Based on my knowledge, the Interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the Interim filings;

3.   Based on my knowledge, the Interim financial statements together with the other financial information included in the Interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the Interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Interim filings are being prepared; and

(b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the Interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 28, 2007

/s/ *Simon J. Anderson*

Simon J. Anderson
Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings

I, Brian McEwen, the Chief Executive Officer of Buffalo Gold Ltd., certify that:

1.   I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Buffalo Gold Ltd. (the issuer) for the period ending September 30, 2007;

2.   Based on my knowledge, the Interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the Interim filings;

3.   Based on my knowledge, the Interim financial statements together with the other financial information included in the Interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the Interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Interim filings are being prepared; and

   (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and.

5.   I have caused the issuer to disclose in the Interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 28, 2007

/s/ *Brian McEwen*

Brian McEwen
Chief Executive Officer